EXHIBIT 99.1

BCE files annual report on Form 40-F

MONTRÉAL, March 14, 2012 – BCE Inc. (TSX, NYSE: BCE) today announced the filing of its 2011 annual report on Form 40-F with the U.S. Securities and Exchange Commission (SEC). BCE’s Form 40-F, which includes its audited financial statements for the year ended December 31, 2011, is available on BCE’s website at www.bce.ca in the Investors section (under Financial Reporting – Annual) and on the SEC’s website at www.sec.gov. Holders of BCE securities may receive a free printed copy of BCE’s audited financial statements by contacting BCE Investor Relations by telephone at 1 800 339-6353, by e-mail at investor.relations@bce.ca or in writing to 1 Carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun, Québec, Canada H3E 3B3.

About BCE

BCE is Canada’s largest communications company, providing a comprehensive and innovative suite of broadband communication services to residential and business customers under the Bell and Bell Aliant brands. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels.

The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada via the Bell Let’s Talk anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit Bell.ca/LetsTalk.

For BCE corporate information, please visit BCE.ca. For Bell product and service information, please visit Bell.ca. For Bell Media, please visit BellMedia.ca.

Media inquiries:
Marie-Ève Francœur
Bell Media Relations
(514) 391-5263
marie-eve.francoeur@bell.ca

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca